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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                             SPATIAL TECHNOLOGY INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   847246-10-5
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement         /X/
A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                       13G

CUSIP NO.   847246-10-5

1.    NAME OF REPORTING PERSON:
      (a) Nazem & Company, L.P. (13-3188210); (b) Nazem & Associates L.P. (13-6834238); (c) Nazem & Company II, L.P. (13-3317664); (d) Nazem &
      Associates II, L.P. (13-3317769); (e)Fred Nazem (###-##-####)


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


                                                                (a) /X/

                                                                (b) / /

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION:
      (a) Delaware; (b) Delaware; (c) Delaware; (d) Delaware;
      (e) United States;

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.    SOLE VOTING POWER:
      (a) 362,673; (b) 362,673; (c) 1,787,285; (d) 1,787,285;
      (e) 2,181,624

6.    SHARED VOTING POWER:
      (a) 0 shares; (b) 0 shares; (c) 0 shares;(d) 0 shares;
      (e) 0 shares;

7.    SOLE DISPOSITIVE POWER:
      (a) 362,673; (b) 362,673; (c) 1,787,285; (d) 1,787,285;
      (e) 2,181,624;

8.    SHARED DISPOSITIVE POWER:
      (a) 0 shares; (b) 0 shares; (c) 0 shares; (d) 0 shares;
      (e) 0 shares;

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      (a) 362,673; (b) 362,673; (c) 1,787,285; (d) 1,787,285;
      (e) 2,181,624

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  / /


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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:
      (a) 4.9%; (b) 4.9% (c) 24.0% (d) 24.0% (e) 29.2%

12.   TYPE OF REPORTING PERSON:
      (a) PN; (b) PN; (c) PN; (d) PN; (e) IN


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ITEM
1.

      (a)   Name of Issuer:  Spatial Technology Inc.

      (b)   Address of Issuer's Principal Executive Offices:

                  2425 55th Street
                  Building A
                  Boulder, CO 80301

ITEM 2.

      (a)   Name of Person Filing:        Nazem & Company, L.P.
                                          Nazem & Associates, L.P.
                                          Nazem & Company II, L.P.
                                          Nazem & Associates II, L.P.
                                          Fred Nazem

      (b)   Address of Principal Business Office:

                  645 Madison Avenue
                  New York, New York 10022-1010


      (c)   Citizenship:      Nazem & Company , L.P. -- Delaware
                              Nazem & Associates , L.P. - Delaware
                              Nazem & Company II, L.P.-Delaware
                              Nazem & Associates II, L.P.-Delaware
                              Fred Nazem -- United States


      (d)   Title of Class of Securities:

                  Common Stock, $.01 par value

      (e)   CUSIP Number:847246-10-5

ITEM 3.     Not applicable.

ITEM 4.     OWNERSHIP

      (a)   Amount Beneficially Owned:
              362,673 shares              (Nazem & Company, L.P.)
              362,673 shares              (Nazem & Associates, L.P.)
              1,787,285 shares            (Nazem & Company II, L.P.)
              1,787,285 shares            (Nazem & Associates II, L.P.)
              2,181,624 shares            (Fred Nazem)


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      (b)   Percent of Class:       4.9% (Nazem & Company, L.P.)
                                    4.9% (Nazem & Associates ,L.P.)
                                    24.0% (Nazem & Company II, L.P.)
                                    24.0% (Nazem & Associates II, L.P.)
                                    29.2% (Fred Nazem)

      (c)   Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 362,673 (Nazem & Company, L.P.); 362,673 (Nazem & Associates, L.P); 1,787,285 (Nazem & Company II, L.P.); 1,787,285 (Nazem &
                        Associates II, L.P.); 2,181,624 (Fred Nazem)

            (ii) shared power to vote or to direct the vote: 0 shares (Nazem & Company, L.P.); 0 shares (Nazem & Associates, L.P.); 0 shares (Nazem & Company II, L.P.; 0 shares (Nazem & Associates II, L.P.; 0 shares(Fred Nazem)

            (iii)       sole power to dispose or to direct the disposition of:
                        362,673 (Nazem & Company, L.P.); 362,673 (Nazem &
                        Associates, L.P); 1,787, 285 (Nazem & Company II, L.P.); 1,787,285 (Nazem & Associates II, L.P.);2,181,624 (Fred
                        Nazem)

            (iv)        shared power to dispose or to direct the disposition of:
                        0 shares (Nazem & Company, L.P.); 0 shares (Nazem & Associates, L.P.); 0 shares (Nazem & Company II, L.P.); 0 shares (Nazem & Associates II, L.P.); 0 shares (Fred Nazem)


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
            COMPANY:
            Not applicable.


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ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            See Exhibit 1.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not applicable.


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ITEM 10.    CERTIFICATION:

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 12, 1997


                              NAZEM & COMPANY, L.P.

                              By:   NAZEM & ASSOCIATES, L.P.
                              Title:      General Partner of Nazem &
                                          Company , L.P.

                              By:  /s/ Fred Nazem
                                 ------------------------------------
                                 Fred Nazem
                                 Managing General Partner of
                                 Nazem & Associates, L.P.

                              NAZEM & ASSOCIATES, L.P.

                              By:  /s/ Fred Nazem
                                 ------------------------------------
                                 Fred Nazem
                                 Managing General Partner

                              NAZEM & COMPANY II, L.P.

                              By: NAZEM & ASSOCIATES II, L.P.
                              Title: General Partner of Nazem &
                              Company II, L.P.

                              By:    /s/ Fred Nazem
                                 ------------------------------------
                                 Fred Nazem
                                 Managing General Partner of Nazem &
                                 Associates II, L.P.

                              NAZEM & ASSOCIATES II, L.P.

                              By:    /s/ Fred Nazem
                                 ------------------------------------
                                 Fred Nazem
                                 Managing General Partner

                                  /s/ Fred Nazem
                                 ------------------------------------
                                 Fred Nazem


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                                 EXHIBIT INDEX


Exhibit No.                Description

  99.1             Identity of Members of Group

  99.2             Joint Filing Agreement